UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Babcock & Brown Air Limited
(Name of Issuer)
American Depositary Receipts representing Common Shares
(Title of Class of Securities)
05614P 101
(CUSIP Number)

Mina Kim, Esq. Babcock & Brown Limited One Letterman Drive, Bldg. D San Francisco, California 94129 (415) 512-1515	Boris Dolgonos, Esq. Weil, Gotshal & Manges LLP 767 5th Avenue New York, New York 10153 (212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. BBGP Aircraft Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,074,528

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,074,528

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 2,074,528

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. Babcock & Brown Global Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,074,528

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,074,528

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 2,074,528

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. BBGP Managing General Partner Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,074,528

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,074,528

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 2,074,528

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

     This Amendment No. 2 amends and supplements the statement on Schedule 13D initially filed on October 12, 2007, as subsequently amended (“Schedule 13D”), with the Securities and Exchange Commission (the “SEC”) by BBGP Aircraft Holdings Ltd (“BBGP”), for and on behalf of itself, Babcock & Brown Global Partners and BBGP Managing General Partner Ltd, which schedule relates to the American Depositary Shares (“ADSs”) representing common shares, each par value $0.001 per share, of Babcock & Brown Air Limited, a Bermuda Corporation (“B&B Air”). Unless otherwise defined herein, capitalized terms used herein have the respective meanings ascribed thereto in the Schedule 13D.
Item 2. Identity and Background
     Schedules I, II and III attached to the Schedule 13D containing information with respect to the identity and background of each executive officer and director of each Reporting Person in response to paragraphs (a), (b), (c) and (f) of Item 2 are hereby amended and supplemented by Schedules I, II and III attached hereto.
Item 4. Purpose of Transaction
     Paragraph (a) of Item 4 of the Schedule 13D is hereby amended and supplemented by deleting such paragraph and replacing such paragraph with the following:
     (a) On December 31, 2008, B&B Air repurchased 961,539 ADSs from BBGP for a price of $5.20 per ADS. Following this sale to B&B Air, BBGP holds 2,074,528 ADSs.
Item 5. Interest in Securities of the Issuer
     Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and supplemented by deleting such paragraph and replacing such paragraph with the following:
     (a) The response of the Reporting Persons to rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. The Reporting Persons are the beneficial owners of 2,074,528 ADSs. Such ADSs represent approximately 6.4% of B&B Air’s outstanding ADSs, based on the number of ADSs outstanding following the consummation of a stock repurchase pursuant to a Stock Purchase Agreement dated as of December 24, 2008, by and between B&B Air and BBGP.
     Paragraph (b) of Item 5 of the Schedule 13D is hereby amended and supplemented by deleting such paragraph and replacing such paragraph with the following:
     (b) The Reporting Persons have the shared power to direct the vote and the disposition of the 2,074,528 ADSs held by BBGP.
     Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by deleting such paragraph and replacing such paragraph with the following:
     (c) Other than the sale of 961,539 ADSs to B&B Air on December 31, 2008 for a price of $5.20 per ADS, no Reporting Person has effected any other transactions in B&B Air’s ADSs during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following as the last paragraph of Item 6:
     Pursuant to a Stock Purchase Agreement, on December 31, 2008, by and between B&B Air and BBGP, B&B Air repurchased 961,539 ADSs from BBGP for a price of $5.20 per ADS. Following this sale to B&B Air, BBGP holds 2,074,528 ADSs.

SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of January 6, 2009 that the information set forth in this statement is true, complete and correct.

BBGP Aircraft Holdings Ltd

By:	/s/ Andrew Mahoney Name: Andrew Mahoney
Title: Director

Babcock & Brown Global Partners

By:	BBGP Managing General Partner Ltd, its general partner

By:	/s/ Andrew Mahoney Name: Andrew Mahoney
Title: Director

BBGP Managing General Partner Ltd

By:	/s/ Andrew Mahoney Name: Andrew Mahoney
Title: Director

SCHEDULE I
BBGP AIRCRAFT HOLDINGS LTD DIRECTORS

	Present	Present
Name	Principal Occupation	Business Address	Citizenship
Andrew Mahoney	Vice President, Investment Fund Fiduciary Services, Maples Finance Limited.	Maples Finance Limited Boundary Hall, Cricket Square Grand Cayman, KY1-1102 Cayman Islands	United Kingdom

Carlos Farjallah	Trust Company Official, Maples Finance Limited	Maples Finance Limited Boundary Hall, Cricket Square George Town, Grand Cayman Cayman Islands	New Zealand/ United Kingdom

Edward Hanson	Director, BBGP Managing General Partner Ltd	Babcock & Brown Limited 5 Aldermanbury Sq London EC2V 7HR, UK	New Zealand/ United Kingdom

SCHEDULE II
BABCOCK & BROWN GLOBAL PARTNERS DIRECTORS

	Present	Present
Name	Principal Occupation	Business Address	Citizenship
See Schedule III

SCHEDULE III
BBGP MANAGING GENERAL PARTNER LTD DIRECTORS

	Present	Present
Name	Principal Occupation	Business Address	Citizenship
Andrew Mahoney	Vice President, Investment Fund Fiduciary Services, Maples Finance Limited.	Maples Finance Limited Boundary Hall, Cricket Square Grand Cayman, KY1-1102 Cayman Islands	United Kingdom

Carlos Farjallah	Trust Company Official, Maples Finance Limited	Maples Finance Limited Boundary Hall, Cricket Square George Town, Grand Cayman Cayman Islands	New Zealand/ United Kingdom

Edward Hanson	Director, BBGP Managing General Partner Ltd	Babcock & Brown Limited 5 Aldermanbury Sq London EC2V 7HR, UK	New Zealand/ United Kingdom